UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Telecom Argentina S.A.

Item

1.                                      English translation of a letter dated November 7, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, November 7, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: External Auditors

Information section 20 Chapter III Title II of the CNV Rules (NT 2013)

I am writing to you in my capacity as Responsible for Market Relations of Telecom Argentina S.A. (hereinafter, “Telecom Argentina” or “the Company”), regarding the Financial Statements for the interim period ended September 30, 2019, which have been approved by the Board of Directors today.

In this regard, in compliance with the requirements of section 20 Chapter III Title II of the CNV Rules (NT 2013) we inform you that the review report corresponding to such Financial Statements has been issued by Dr. Gabriel Marcelo Perrone, in his capacity as alternate certifying accountant of Dr. Carlos Alberto Pace (regular certifying accountant), both of them members of Price Waterhouse & Co. SRL (“PWC”), appointed by the Ordinary and Extraordinary General Shareholders’ Meeting held on April 24, 2019.

PWC informed the Company that the replacement is explained by the fact that as of the date hereof Dr. Carlos Alberto Pace is on leave due to personal reasons.

Sincerely,

Telecom Argentina S.A.

/s/ Gabriel P. Blasi
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 7, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations